Crystal Systems Solutions’ New Corporate Name is
“BluePhoenix Solutions” And NASDAQ Ticker Symbol Is “BPHX”

Establishing a Global Brand in Enterprise IT Modernization Following Acquisition

Cary, N.C. and Herzlia, Israel –August 10, 2003 - Crystal Systems Solutions Ltd. (NASDAQ: CRYS), a global market leader in providing end-to-end Enterprise IT Modernization and cross platform re-hosting solutions, today announced that it has formally changed its corporate name to “BluePhoenix Solutions, Ltd.” and its NASDAQ ticker symbol to “BPHX”. At the Company’s annual shareholder meeting on July 23, 2003, the shareholders approved the name change, proposed as a result of the Company’s recently completed acquisition of Liraz and its wholly owned subsidiary, BluePhoenix Solutions.

"This final step in the acquisition process consolidates our global activities under one name, and changing the NASDAQ ticker symbol finalizes the corporate standardization," said Arik Kilman, CEO of BluePhoenix Solutions. "BluePhoenix is recognized worldwide as the company to turn to for enterprise-scale application development projects. By using the BluePhoenix name, we will leverage the existing global infrastructure, as well as the positive reputation, to benefit the consolidated company by further enhancing our global visibility and expanding our market reach."

About BluePhoenix Solutions
BluePhoenix Solutions (NASDAQ: BPHX) develops and markets cost-effective Enterprise IT Modernization solutions that enable clients to extend the ROI of their existing systems through integrated Understanding, Migration, Transformation and Development tools and services. The company has 11 offices throughout the world, 5 of them full-service delivery centers, including the US, UK, Denmark, Germany, Italy, the Netherlands, Israel, Cyprus and Romania. For more information, please visit our web site at www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Tamar Belkin, BluePhoenix Solutions
(919) 319-2270, tbelkin@us.bphx.com